Exhibit 99

NEWS RELEASE

CONTACT:
Bob Aronson
Vice President, Investor Relations
800-579-2302
(baronson@stagestores.com)

<u>**FOR IMMEDIATE RELEASE**</u>

STAGE STORES REPORTS NOVEMBER SALES

DECLARES QUARTERLY DIVIDEND

HOUSTON, TX, November 30, 2006 - Stage Stores, Inc. (NYSE: SSI) today reported that total sales for the four-week period ended November 25, 2006 increased 9.6% to $121.2 million from $110.6 million in the prior year four-week period ended November 26, 2005. Comparable store sales increased 0.2% compared to an increase of 4.6% last year.

With regard to its major categories of business, the Company reported that its accessories, cosmetics, dresses, home décor, men's, women's special sizes and young men's departments all achieved comparable store sales increases during November. Dresses was the Company's best performing category during the month with an 8.7% increase, and that was followed by increases in its accessories and cosmetics departments of 4.6% and 4.0%, respectively.

Jim Scarborough, Chairman and Chief Executive Officer, commented, "Our comparable store sales results for November were hampered by several factors, including tough comparisons against last year's large post-hurricane sales increases that we experienced in our Gulf Coast region stores, unseasonably warm weather in our Southern markets which dampened enthusiasm for our cold weather related merchandise, and extremely wet and stormy conditions in our Mid-Atlantic markets during the middle of the month which disrupted our normal traffic patterns. It is encouraging to note that outside of our Gulf Coast market areas, and where the weather was more seasonal, we posted good comparable store sales increases."

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SALES SUMMARY

Fiscal Period	Comparable Store Sales Trend % Increase (Decrease)		Total Sales ($ in Millions)	
	2006	2005	2006	2005
1st Quarter	3.2%	4.9%	$343.5	$310.1
2nd Quarter	4.5	7.0	362.1	309.4
3rd Quarter	4.1	3.9	353.4	306.0
November	0.2	4.6	121.2	110.6
Year-To-Date (10 mos)	3.5	5.2	1,180.2	1,036.1

Store Activity

The Company reported that it opened a total of fifteen new stores during November. Of the new stores that were opened, eleven were Peebles stores, three were Bealls stores, and one was a Stage store. These fifteen new store openings completed the Company's fiscal 2006 store opening program, under which a total of 108 new stores were opened and two new states were entered. The Company currently anticipates that it will open between forty and fifty new stores in fiscal 2007.

Quarterly Cash Dividend

The Company also announced today that its Board of Directors has declared a quarterly cash dividend of five cents per share on the Company's common stock, payable on December 27, 2006 to shareholders of record at the close of business on December 12, 2006.

About Stage Stores

Stage Stores, Inc. brings nationally recognized brand name apparel, accessories, cosmetics and footwear for the entire family to small and mid-size towns and communities through 656 stores located in 33 states. The Company operates under the Bealls, Palais Royal and Stage names throughout the South Central states, and under the Peebles name throughout the Midwestern, Southeastern, Mid-Atlantic and New England states. For more information about Stage Stores, visit the Company's web site at www.stagestores.com.

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"Safe Harbor" Statement

This news release contains "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995, including comments regarding the number of stores that the Company plans to open during its 2007 fiscal year. The Company intends forward looking terminology such as "believes", "expects", "may", "will", "should", "could", "anticipates", "plans" or similar expressions to identify forward-looking statements. Such statements are subject to certain risks and uncertainties which could cause the Company's actual results to differ materially from those anticipated by the forward-looking statements. These risks and uncertainties include, but are not limited to, those described in the Company's Annual Report on Form 10-K as filed with the Securities and Exchange Commission (the "SEC") on April 13, 2006, in the Company's subsequent Quarterly Reports on Form 10-Q as filed with the SEC and other factors as may periodically be described in other Company filings with the SEC.

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